Exhibit 99.1

SELECTED HISTORICAL FINANCIAL INFORMATION
OF TIANJIN YIERYI TECHNOLOGY CO., LTD. (AKA HONGLE)

The data below as for the years ended December 31, 2020 has been derived from Hongle’s audited consolidated financial statements* for such year, which are included elsewhere in this prospectus. The data for the nine-month periods ended September 30, 2021 has been derived from Hongle’s audited consolidated financial statements* for such periods, which are included elsewhere in this prospectus. Hongle’s consolidated financial statements* are prepared and presented in accordance with U.S. GAAP.

Hongle’s historical results are not necessarily indicative of results to be expected for any future period. The information is only a summary and should be read in conjunction with Hongle’s consolidated financial statements* and related notes.

Summary Consolidated Balance Sheets

	As of December 31,		As of September 30,
	2020*	2020*	2021*	2021*
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)	RMB	US$	RMB	US$

Cash and cash equivalents	¥5,629	$863	¥1,605	$249
Accounts receivable, net	875	134	1,602	249
Total current assets	19,549	2,996	13,064	2,028
Total non-current assets	443	68	363	56
TOTAL ASSETS	19,992	3,064	13,427	2,084
Accounts payable	1,435	220	1,598	248
Deferred revenue	5,571	854	5,583	866
Total current liabilities	114,400	17,533	97,847	15,186
TOTAL LIABILITIES	114,400	17,533	97,847	15,186
Total deficits	(94,408)	(14,469)	(84,420)	(13,102)
TOTAL LIABILITIES AND DEFICITS	¥19,992	$3,064	¥13,427	$2,084

Summary Consolidated Statement of Operations

	For year ended December 31,		For the nine months ended September 30,
	2020*	2020*	2021*	2021*
Amounts in thousands of RMB and US$	RMB	US$	RMB	US$
Total revenue	¥169,280	$25,943	¥126,511	$19,634
Cost of revenues	(138,768)	(21,267)	(107,285)	(16,650)
Gross profit	30,512	4,676	19,226	2,984
Sales and marketing expenses	(5,586)	(856)	(1,906)	(296)
General and administrative expenses	(1,756)	(269)	(1,314)	(203)
Research and development expenses	(6,084)	(933)	(6,512)	(1,011)
Provision for doubtful accounts	-	-	(165)	(26)
Income from operations	17,086	2,618	9,329	1,448
Interest income, net	17	3	9	1
Other income, net	1,081	166	652	101
Foreign exchange gain (loss), net	2	-	(2)	-
Income before income taxes	18,186	2,787	9,988	1,550
Income tax benefits (expenses)	-	-	-	-
Net income	¥18,186	2,787	¥9,988	$1,550

Summary Consolidated Cash Flow Data

	For the year ended December 31,		For the nine months ended September 30,
	2020*	2020*	2021*	2021*
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)	RMB	US$	RMB	US$
Net cash (used in) provided by operating activities	¥(6,060)	$(929)	¥37,092	$5,757
Net cash provided by investing activities	3,547	544	3,528	548
Net cash provided by (used in) financing activities	4,144	635	(44,644)	(6,929)

*

Hongle’s financial information for the year ended December 31, 2020 and for the nine months ended September 30, 2021 are derived from financial information of Weiliantong contained in Yieryi’s audited consolidated financial statements for the related periods, except for cash flow data. During such periods, Hongle platform’s business were carried in both Yieryi and Weiliantong. As of December 31,2021, all Hongle platform’s business were only carried in Weiliantong.